Exhibit 10.3

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is entered into on March 1, 2015 (the “Effective Date”), by and between DDR Corp., an Ohio corporation (“DDR”), and Luke J. Petherbridge (“Executive”).

Executive is now serving DDR as its Executive Vice President of Capital Markets and Treasurer. DDR and Executive desire to enter into this Agreement effective on the Effective Date to reflect the terms pursuant to which Executive will continue to serve DDR.  Certain capitalized terms used in this Agreement have the meanings ascribed to them in Section 21 of this Agreement.

DDR and Executive agree, effective as of the Effective Date, as follows:

1.  Employment, Term.  DDR engages and employs Executive to render services in the administration and operation of its affairs as its Chief Financial Officer (“CFO”) and Treasurer, reporting directly to DDR’s Chief Executive Officer (the “CEO”), all in accordance with the terms and conditions of this Agreement, for a term beginning on the Effective Date and expiring on December 31, 2015.  The period of time from the Effective Date until December 31, 2015 is sometimes referred to herein as the “Contract Period.”

2.  Full-Time Services.  Throughout the Contract Period while Executive is employed by DDR, Executive will devote all of Executive’s business time and efforts to the service of DDR, except for (a) usual vacation periods and reasonable periods of illness, (b) reasonable periods of time devoted to Executive’s personal financial affairs, and (c) services as a director or trustee of other corporations or organizations, either for profit or not for profit, that are not in competition with DDR; provided, that in no event shall Executive devote less than 90% of Executive’s business time and efforts to the service of DDR.

3.  Compensation.  For all services to be rendered by Executive to DDR under this Agreement during the Contract Period while Executive is employed by DDR, including services as CFO, and any other services specified by the CEO, DDR will pay and provide to Executive the compensation and benefits specified in this Section 3.

3.1  Base Salary.  From and after the Effective Date and through the Contract Period while Executive is employed by DDR, DDR will pay Executive base salary (the “Base Salary”), in equal monthly or more frequent installments, at the rate of not less than Three Hundred Seventy-Five Thousand Dollars ($375,000) per year, subject to such increases as approved by DDR.

3.2  Annual Bonus.  In addition to Base Salary, if Executive achieves the factors and criteria for annual bonus compensation hereinafter described for any calendar year of DDR (beginning with 2015) during the Contract Period while Executive is employed by DDR, then DDR shall pay an annual bonus to Executive for such calendar year (an “Annual Bonus”), not later than March 15 of the immediately subsequent calendar year, determined and calculated in accordance with the percentages set forth on Exhibit A attached hereto. Any Annual Bonus earned by and paid to Executive under this Section 3.2 will be paid 50% in cash, 37.5% in the form of an award of restricted shares, and 12.5% in the form of an award of stock options; provided, however, that in the case of a payment of the Annual Bonus pursuant to Section 7 in connection with Executive’s termination of employment, such Annual Bonus will be paid solely in cash. DDR’s award of an Annual Bonus to Executive shall be determined based on the factors and criteria that may be established from time to time for the calculation of the Annual Bonus by DDR. For 2015, DDR will provide Executive with written notice of the performance metrics and their relative weighting to be used in, and any specific threshold, target and maximum performance targets applicable to, the determination of the Annual Bonus for Executive for such calendar year not later than March 15th of such year.  There is no guaranteed Annual Bonus under this Agreement, and for each applicable year, Executive’s Annual Bonus could be as low as zero or as high as the maximum percentage set forth on Exhibit A attached hereto.

3.3  Equity Awards.  During the Contract Period while Executive is employed by DDR, Executive shall be entitled to participate in any equity or other employee benefit plan that is generally available to senior executive officers, as distinguished from general management, of DDR, including, without limitation, any long-term incentive compensation plans or similar programs.  Executive’s participation in and benefits under any such plans or programs shall be on the terms and subject to such conditions as are specified for the particular DDR plans or programs.  In addition, Executive will receive 20,000 restricted common shares of DDR, which shares shall generally vest as follows:  in consecutive, annual increments of 20% per year, commencing at the time of grant, and otherwise in accordance with the Restricted Shares Agreement dated as of the grant date for such award.

3.4  Taxes.  Executive shall be solely responsible for taxes imposed on Executive by reason of any compensation and benefits provided under this Agreement, and all such compensation and benefits shall be subject to applicable withholding taxes.

4.  Benefits.

4.1  Retirement and Other Benefit Plans Generally.  Throughout the Contract Period while Executive is employed by DDR, Executive will be entitled to participate in all retirement and other benefit plans maintained by DDR that are generally available to its employees and with respect to which Executive is eligible pursuant to the terms of the underlying plan or plans, including, without limitation, the DDR 401(k) plan for its employees and any DDR deferred compensation program.

4.2  Insurance, Generally.  Throughout the Contract Period while Executive is employed by DDR, DDR will provide an enrollment opportunity to Executive and Executive’s eligible dependents for health, dental and vision insurance coverage and any other benefits maintained by DDR from time to time, if any, during the Contract Period that are generally available to its employees and with respect to which Executive is eligible pursuant to the terms of the underlying plan or plans.

4.3  Paid Time Off.  Executive will be entitled to such periods of paid time off during the Contract Period while Executive is employed by DDR as may be determined by the CEO in his or her reasonable and good faith discretion (but in any event not less than 20 days per year or such longer period as may be provided from time to time under any DDR paid time off policy for executive officers).

5.  Expense Reimbursement.  DDR will reimburse Executive during the Contract Period while Executive is employed by DDR for travel, entertainment, and other expenses reasonably and necessarily incurred by Executive in connection with DDR’s business.  Executive will provide such documentation with respect to expenses to be reimbursed as DDR may reasonably request.

6.  Termination.

6.1  Death or Disability.  Executive’s employment under this Agreement will terminate immediately upon Executive’s death.  DDR may terminate Executive’s employment under this Agreement immediately upon giving notice of termination if Executive is Totally Disabled (as that term is defined in Section 9.1 below) for an aggregate of 120 days in any consecutive 12 calendar months or for 90 consecutive days.

6.2  For Cause by DDR.

(a)  During the Contract Period while Executive is employed by DDR, DDR may terminate Executive’s employment under this Agreement for “Cause” at any time upon the occurrence of any of the following circumstances:

(i)  (A) Executive commits a fraud or a felony or an act that is not or a series of acts that are not taken in good faith and (B) the commission of such fraud, felony or act or series of acts results in material injury to the business reputation of DDR.

(ii)  Executive commits an act or series of repeated acts of dishonesty that are materially inimical to the best interests of DDR.

(iii)  Other than as a result of disability, Executive consistently fails to perform Executive’s duties and responsibilities as specified in Sections 1 and 2 above and the failure continues for 15 days after DDR has advised Executive in writing of that failure.

(iv)  Executive has materially breached any provision of this Agreement (other than Section 1 or 2 above, as to any breach of which Section 6.2(a)(iii) would apply) and the breach has not been cured in all substantial respects within 30 days after DDR has advised Executive in writing of the nature of the breach.

(b)  The termination of Executive’s employment under this Agreement shall not be deemed to be for Cause pursuant to this Section 6.2 unless and until there shall have been delivered to Executive reasonable notice that Executive is guilty of the conduct described in Sections 6.2(a)(i), (ii), (iii) or (iv) above, and specifying the particulars thereof in detail.

6.3  For Good Reason by Executive.  During the Contract Period while Executive is employed by DDR, Executive may terminate Executive’s employment under this Agreement for “Good Reason” if any of the following circumstances occur:

(a)  DDR materially changes Executive’s duties and responsibilities from those set forth in Section 1 above and the change has not been rescinded to Executive’s satisfaction within 15 days after Executive has advised DDR in writing of dissatisfaction with the change.

(b)  DDR changes Executive’s place of employment or its principal executive offices to a location that is more than 50 miles from the geographical center of Cleveland, Ohio.

(c)  DDR materially breaches any of its obligations under this Agreement (other than its obligations under Section 1 above, as to any breach of which Section 6.3(a) would apply) and the breach is not cured in all material respects within 30 days after Executive has advised DDR in writing of the breach.

6.4  Without Cause by DDR.  During the Contract Period while Executive is employed by DDR, DDR may terminate Executive’s employment under this Agreement at any time without Cause pursuant to written notice provided to Executive not less than 90 days in advance of such termination.  Any termination under this Section 6.4 will be effective at such time during the Contract Period while Executive is employed by DDR as may be specified in that written notice.

6.5  Without Good Reason by Executive.  During the Contract Period while Executive is employed by DDR, Executive may terminate Executive’s employment under this Agreement at any time without Good Reason pursuant to written notice provided to DDR not less than 90 days in advance of such termination.  Any termination under this Section 6.5 will be effective at such time during the Contract Period while Executive is employed by DDR as Executive may specify in that written notice.

7.  Payments upon Termination.

7.1  Upon Termination For Cause or Without Good Reason.  If Executive’s employment under this Agreement is terminated by DDR for Cause or by Executive without Good Reason during the Contract Period, DDR will pay and provide to Executive the Executive’s Base Salary through the Termination Date to the extent not already paid and continuing health, dental and vision insurance at the levels specified in Section 4.2 through the Termination Date, and, except as may otherwise be required by law, DDR will not pay or provide to Executive any further compensation or other benefits under this Agreement.  DDR will pay any Base Salary referred to in this Section 7.1 to Executive within 30 days of the Termination Date.

7.2  Upon Termination Without Cause or For Good Reason.  If Executive’s employment under this Agreement is terminated by DDR without Cause or by Executive for Good Reason during the Contract Period and Section 7.5 does not apply, DDR will pay and provide to Executive the amounts and benefits specified in this Section 7.2, except that DDR will not be obligated to pay the lump sum amounts specified in Section 7.2(c) unless either (x) DDR is deemed to have waived the obligation to provide a Release as provided in Section 8.2 or (y) Executive has timely executed a Release as contemplated by Section 8.3.  The amounts and benefits specified in this Section 7.2 are as follows:

(a)  A lump sum amount equal to Executive’s Base Salary for the year through the Termination Date, to the extent not already paid. DDR will pay this amount to Executive within 30 days of the Termination Date.

(b)  A lump sum amount equal to Executive’s Annual Bonus earned for the calendar year immediately preceding the calendar year in which the Termination Date occurs, to the extent not already paid.  DDR will pay this amount to Executive on the same date and in the same amount that the Annual Bonus for such year would have been paid if Executive’s employment had not been terminated, but in any event not later than March 15 of the calendar year in which the Termination Date occurs.

(c)  A lump sum amount equal to (i) one year of Executive’s Base Salary as of the Termination Date, plus (ii) the Annual Bonus at the target level for Executive for the year in which the Termination Date occurs. Except as otherwise provided in Section 13.2, DDR will pay this amount to Executive during the Seventh Month after the Termination Date (as defined in Section 13.1 below).

(d)  Provided that Executive timely elects continuation coverage under DDR’s health and dental plan pursuant to COBRA, DDR shall pay the  COBRA premiums for Executive until the first anniversary of the Termination Date.  Such payments shall be taxable to the Executive.  To assure compliance with Section 409A, the timing of the provision of these benefits will be subject to Sections 13.1 and 13.3 if and to the extent either of those sections is applicable according to its terms.

(e)  Outplacement services and support, the reasonable scope and provider of which will be selected by DDR, for a period of one year following the Termination Date; provided, that Executive must first utilize such outplacement services and support within 90 days following the Termination Date.  To assure compliance with Section 409A, the timing of the provision of these benefits will be subject to Sections 13.1 and 13.3 if and to the extent either of those sections is applicable according to its terms.

7.3  Upon Termination by Reason of Death.  If Executive’s employment under this Agreement is terminated by reason of Executive’s death during the Contract Period, DDR will pay, or cause to be paid, and provide, or cause to be provided, to Executive’s personal representative and Executive’s eligible dependents, as appropriate, the amounts and benefits specified in this Section 7.3, except that DDR will not be obligated to pay the lump sum amount specified in Section 7.3(c) unless either (x) DDR is deemed to have waived the obligation to provide a Release as provided in Section 8.2 or (y) Executive’s personal representative has timely executed a Release as contemplated by Section 8.3.  The amounts and benefits specified in this Section 7.3 are as follows:

(a)  A lump sum amount equal to Executive’s Base Salary for the year through the Termination Date, to the extent not already paid.  DDR will pay this amount to Executive’s personal representative within 30 days of the Termination Date.

(b)  A lump sum amount equal to Executive’s Annual Bonus earned for the calendar year immediately preceding the calendar year in which the Termination Date occurs, to the extent not already paid.  DDR will pay this amount to Executive’s personal representative on the same date and in the same amount that the Annual Bonus for such year would have been paid if Executive’s employment had not been terminated, but in any event not later than March 15 of the calendar year in which the Termination Date occurs.

(c)  A lump sum amount equal to (i) one year of Executive’s Base Salary as of the Termination Date, plus (ii) the Annual Bonus at the target level for Executive for the year in which the Termination Date occurs. Except as otherwise provided in Section 13.2, DDR will pay this amount to Executive’s personal representative as soon as practicable following Executive’s death.

(d)  Continuing health, dental and vision insurance coverage and benefits to Executive’s eligible dependents at the levels specified in Section 4.2 until the first anniversary of the Termination Date.  To assure compliance with Section 409A, the timing of the provision of these benefits will be subject to Sections 13.1 and 13.3 if and to the extent either of those sections is applicable according to its terms.

7.4  Upon Termination by Reason of Disability.  If Executive’s employment under this Agreement is terminated by DDR pursuant to Section 6.1 during the Contract Period following Executive’s disability, DDR will pay and provide to Executive and Executive’s eligible dependents, as appropriate, the amounts and benefits specified in this Section 7.4.  The amounts and benefits specified in this Section 7.4 are as follows:

(a)  A lump sum amount equal to Executive’s Base Salary for the year through the Termination Date, to the extent not already paid. DDR will pay this amount to Executive within 30 days of the Termination Date.

(b)  A lump sum amount equal to Executive’s Annual Bonus earned for the calendar year immediately preceding the calendar year in which the Termination Date occurs, to the extent not already paid.  DDR will pay this amount to Executive on the same date and in the same amount that the Annual Bonus for such year would have been paid if Executive’s employment had not been terminated, but in any event not later than March 15 of the calendar year in which the Termination Date occurs.

(c)  A lump sum amount equal to (i) Executive’s Base Salary for one year as of the Termination Date, plus (ii) the Annual Bonus for Executive at the target level for the year in which the Termination Date occurs. Except as otherwise provided in Section 13.2, DDR will pay this amount to Executive during the Seventh Month after the Termination Date (as defined in Section 13.1 below).

(d)  Continuing health, dental and vision insurance coverage and benefits to Executive and Executive’s eligible dependents at the levels specified in Section 4.2 until the first anniversary of the Termination Date.  To assure compliance with Section 409A, the timing of the provision of these benefits will be subject to Sections 13.1 and 13.3 if and to the extent either of those sections is applicable according to its terms.

7.5  Upon Termination In Connection With a Change in Control.  Upon the occurrence of a Triggering Event during the Contract Period while Executive is employed by DDR, DDR will pay and provide to Executive the amounts and benefits specified in this Section 7.5, and DDR will be deemed to have waived its right to provide a Release as provided in Section 8.2, and the provision of a Release will not be a condition to Executive receiving any payment or benefit from DDR under this Section 7.5.  The amounts and benefits specified in this Section 7.5 are as follows:

(a)  A lump sum amount equal to Executive’s Base Salary for the year through the Termination Date, to the extent not already paid.  DDR will pay this amount to Executive within 30 days of the Termination Date.

(b)  A lump sum amount equal to Executive’s Annual Bonus earned for the calendar year immediately preceding the calendar year in which the Termination Date occurs, to the extent not already paid.  DDR will pay this amount to Executive on the same date and in the same amount that the Annual Bonus for such year would have been paid if

Executive’s employment had not been terminated, but in any event not later than March 15 of the calendar year in which the Termination Date occurs.

(c)  A lump sum amount equal to (i) two times Executive’s target Annual Bonus for the year in which the Termination Date occurs plus (ii) two times Executive’s annual Base Salary as of the Termination Date.  Except as otherwise provided in Section 13.2, DDR will pay this amount to Executive during the Seventh Month after the Termination Date (as defined in Section 13.1 below).

(d)  Provided that Executive timely elects continuation coverage under DDR’s health and dental plan pursuant to COBRA, DDR shall pay the COBRA premiums for the Executive until the 18-month anniversary of the Termination Date.  Such payments shall be taxable to Executive. To assure compliance with Section 409A, the timing of the provision of these benefits will be subject to Sections 13.1 and 13.3 if and to the extent either of those sections is applicable according to its terms.

(e)  Outplacement services and support, the reasonable scope and provider of which will be selected by DDR, for a period of one year following the Termination Date; provided, that Executive must first utilize such outplacement services and support within 90 days following the Termination Date.  To assure compliance with Section 409A, the timing of the provision of these benefits will be subject to Sections 13.1 and 13.3 if and to the extent either of those sections is applicable according to its terms.

8.  Release.  This Section 8 will apply only upon termination of Executive’s employment during the Contract Period (a) by reason of Executive’s death, (b) by DDR without Cause or (c) by Executive for Good Reason.

8.1  Presentation of Release by DDR.  If this Section 8 applies, DDR may present to Executive (or in the case of Executive’s death or legal incapacity, to Executive’s personal representative), not later than 21 days after the Termination Date, a form of release (a “Release”) of all current and future claims, known or unknown, arising on or before the date on which the Release is to be executed, that Executive or Executive’s assigns have or may have against DDR or any Subsidiary, and the directors, officers, and affiliates of any of them, in such form as may reasonably be presented by DDR together with a covering message in which DDR advises Executive (or Executive’s personal representative) that the Release is being presented in accordance with this Section 8.1 and that a failure by Executive (or Executive’s personal representative) to execute and return the Release as contemplated by Section 8.3 would relieve DDR of the obligation to make payments otherwise due to Executive (or to Executive’s personal representative) under one or more portions of either of Sections 7.2 or 7.3, as the case may be.

8.2  Effect of Failure by DDR to Present Release.  If DDR fails to present a Release and covering message to Executive (or Executive’s personal representative) as contemplated by Section 8.1, DDR will be deemed to have waived the requirement that Executive (or Executive’s personal representative) execute a Release as a condition to receiving payments under any portion of either of Sections 7.2 or 7.3, as the case may be.

8.3  Execution of Release by Executive or Executive’s Personal Representative.  If DDR does present a Release and covering message to Executive (or Executive’s personal representative) as contemplated by Section 8.1, Executive (or Executive’s personal representative) will have until 50 days after the Termination Date (i.e., at least 29 days after presentation of the Release to Executive (or Executive’s personal representative) within which to deliver an executed copy of the Release to DDR and thereby satisfy the condition to receiving payments under any portion of either of Sections 7.2 or 7.3, as the case may be, provided that Executive (or Executive’s personal representative) does not revoke the execution of the Release during any applicable revocation period.

8.4  Effect of Failure to Execute Release or of Revocation of Release.  If Executive (or Executive’s personal representative) fails to deliver an executed copy of the Release to DDR within 50 days after the Termination Date or revokes the execution of the Release during any applicable revocation period, Executive (or Executive’s personal representative) will be deemed to have waived the right to receive all payments under Sections 7.2 or 7.3, as the case may be, that were conditioned on the Release.

9.  Disability Definitions; Physical Examination.

9.1  Definitions.  For all purposes of this Agreement:

(a)  Executive’s “Own Occupation” means the regular occupation in which Executive is engaged under this Agreement at the time Executive becomes disabled.

(b)  “Total Disability” means that, because of sickness or injury, Executive is not able to perform the material and substantial duties of Executive’s Own Occupation.

(c)  “Totally Disabled” means that Executive suffers from Total Disability (and Executive will be deemed to continue to be Totally Disabled so long as Executive is not able to work in Executive’s Own Occupation even if Executive works in some other capacity).

9.2  Physical Examination.  If either DDR or Executive, at any time or from time to time after receipt of notice of Executive’s Total Disability from the other, desires to contend that Executive is not Totally Disabled, Executive will promptly submit to a physical examination by the chief of medicine of any major accredited hospital in the Cleveland, Ohio area and, unless that physician issues his or her written statement to the effect that, in his or her opinion, based on his or her diagnosis, Executive is capable of resuming Executive’s Own Occupation and devoting Executive’s full time and energy to discharging the duties of Executive’s Own Occupation, Executive will be deemed to be and to continue to be Totally Disabled for all purposes of this Agreement.

10.  No Set‑Off; No Obligation to Seek Other Employment or to Otherwise Mitigate Damages; No Effect Upon Other Plans.  DDR’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations under this Agreement will not be affected by any set‑off, counterclaim, recoupment, defense, or other claim whatsoever that DDR or any Subsidiary may have against Executive, except that the prohibition on set-off, counterclaim, recoupment, defense, or other claim contained in this sentence will not apply if Executive’s employment is terminated by DDR for Cause.  Executive will not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise.  The amount of any payment provided for under this Agreement will not be reduced by any compensation or benefits earned by Executive as the result of employment by another employer or otherwise after the Termination Date.  Neither the provisions of this Agreement nor the making of any payment provided for under this Agreement, nor the termination of DDR’s obligations under this Agreement, will reduce any amounts otherwise payable, or in any way diminish Executive’s rights, under any incentive compensation plan, stock option or stock appreciation rights plan, restricted stock plan or agreement, deferred compensation, retirement, or supplemental retirement plan, stock purchase and savings plan, disability or insurance plan, or other similar contract, plan, or arrangement of DDR or any Subsidiary, all of which will be governed by their respective terms.

11.  Payments Are in Lieu of Severance Payments.  If Executive becomes entitled to receive payments under this Agreement as a result of termination of Executive’s employment, those payments will be in lieu of any and all other claims or rights that Executive may have against DDR for severance, separation, and/or salary continuation pay upon that termination of Executive’s employment.

12.  Covenants and Confidential Information.  Executive acknowledges DDR’s reliance on and expectation of Executive’s continued commitment to performance of Executive’s duties and responsibilities during the Contract Period while Executive is employed by DDR and Executive assumes the obligations set out in this Section 12 in light of that reliance and expectation on the part of DDR.

12.1    Noncompetition.  During the Contract Period while Executive is employed by DDR, and for one year after the Termination Date, Executive will not, directly or indirectly, own, manage, control, or participate in the ownership, management, or control of, or be employed or engaged by or otherwise affiliated or associated as a consultant, independent contractor, or otherwise with, any of the four largest real estate investment trusts (excluding DDR) that focus primarily on neighborhood and community shopping centers, based on market capitalization as of the Termination Date; provided, however, that the ownership by Executive of not more than one percent of any class of publicly traded securities of any entity will not be deemed a violation of this Section 12.1.

12.2  Confidentiality.  Throughout the Contract Period and for a period of two years thereafter, Executive will not disclose, divulge, discuss, copy, or otherwise use or suffer to be used in any manner, in competition with, or contrary to the interests of, DDR, any confidential information relating to DDR’s operations, properties, or otherwise to its particular business or other trade secrets of DDR, it being acknowledged by Executive that all such information regarding the business of DDR compiled or obtained by, or furnished to, Executive during Executive’s employment by or association with DDR is confidential information and DDR’s exclusive property.  The restrictions in this Section 12.2 will not apply to any information to the extent that it (a) is clearly obtainable in the public domain, (b) becomes obtainable in the public domain, except by reason of the breach by Executive of Executive’s obligations under this Section 12.2, (c) was not acquired by Executive in connection with Executive’s employment or affiliation with DDR, (d) was not acquired by Executive from DDR or its representatives, or (e) is required to be disclosed by rule of law or by order of a court or governmental body or agency.

12.3  Nonsolicitation.  During the Contract Period while Executive is employed by DDR, and for one year after the Termination Date, Executive will not directly or indirectly solicit or induce or attempt to solicit or induce any employee of DDR and/or of any Subsidiary or affiliate to terminate his or her employment with DDR and/or any Subsidiary.

12.4  Remedies.  Executive acknowledges that the remedy at law for any breach by Executive of this Section 12 may be inadequate and that the damages following from any such breach may not be readily susceptible to being measured in monetary terms.  Accordingly, Executive agrees that, upon adequate proof of Executive’s violation of any legally enforceable provision of this Section 12, DDR will be entitled to immediate injunctive relief and may obtain a temporary order restraining any threatened or further breach.  Nothing in this Section 12 will be deemed to limit DDR’s remedies at law or in equity for any breach by Executive of any of the provisions of this Section 12 that may be pursued or availed of by DDR.

12.5  Acknowledgement.  Executive has carefully considered the nature and extent of the restrictions upon Executive and the rights and remedies conferred upon DDR under this Section 12, and hereby acknowledges and agrees that the same are reasonable in time and territory, are designed to eliminate competition that otherwise would be unfair to DDR, do not stifle the inherent skill and experience of Executive, would not operate as a bar to Executive’s sole means of support, are fully required to protect the legitimate interests of DDR and do not confer a benefit upon DDR disproportionate to the detriment to Executive.

13.  Compliance with Section 409A.

13.1  Six Month Delay on Certain Payments, Benefits, and Reimbursements.  If Executive is a “specified employee” for purposes of Section 409A, as determined under DDR’s policy for determining specified employees on the Termination Date, each payment, benefit, or reimbursement paid or provided under this Agreement that constitutes a “deferral of compensation” within the meaning of Section 409A, that is to be paid or provided as a result of a “separation from service” within the meaning of Section 409A, and that would otherwise be paid or provided at any time (a “Scheduled Time”) that is on or before the date (the “Six Month Date”) that is exactly six months after the Termination Date (other than payments, benefits, or reimbursements that are treated as separation pay under Section 1.409A-1(b)(9)(v) of the Treasury Regulations) will not be paid or provided at the Scheduled Time but will be accumulated (together with interest at the applicable federal rate under Section 7872(f)(2)(A) of the Code in effect on the Termination Date) through the Six Month Date and paid or provided during the period of 30 consecutive days beginning on the first business day after the Six Month Date (that period of 30 consecutive days, the “Seventh Month after the Termination Date”), except that if Executive dies before the Six Month Date, the payments, benefits, or reimbursements will be accumulated only through the date of Executive’s death and thereafter paid or provided not later than 30 days after the date of death.

13.2  Earlier Payment if Not a Specified Employee.  If Executive is not a “specified employee” for purposes of Section 409A, as determined under DDR’s policy for determining specified employees on the Termination Date, any lump sum payment to be made by DDR to Executive pursuant to any one or more of Sections 7.2(c), 7.4(c) and 7.5(c) will be made by DDR to Executive during the 30-day period that begins exactly 60 days after the Termination Date rather than during the Seventh Month after the Termination Date.

13.3  Additional Limitations on Reimbursements and In-Kind Benefits.  The reimbursement of expenses or in-kind benefits provided under Section 7 or under any other section of this Agreement that are taxable benefits (and that are not disability pay or death benefit plans within the meaning of Section 409A of the Code) are intended to comply, to the maximum extent possible, with the exception to Section 409A set forth in Section 1.409A-1(b)(9)(v) of the Treasury Regulations.  To the extent that any reimbursement of expenses or in-kind benefits provided under Section 7 or under any other section of this Agreement either do not qualify for that exception, or are provided beyond the applicable time periods set forth in Section 1.409A-1(b)(9)(v) of the Treasury Regulations, then they will be subject to the following additional rules: (i) any reimbursement of eligible expenses will be paid within 30 days following Executive’s written request for reimbursement; provided, that Executive provides written notice no later than 60 days before the last day of the calendar year following the calendar year in which the expense was incurred so that DDR can make the reimbursement within the time periods required by Section 409A; (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during any calendar year will not affect the amount of expenses eligible for reimbursement, or in-kind benefits to be provided, during any other calendar year; and (iii) the right to reimbursement or in-kind benefits will not be subject to liquidation or exchange for any other benefit.

13.4  Compliance Generally.  Each payment or reimbursement and the provision of each benefit under this Agreement shall be considered a separate payment and not one of a series of payments for purposes of Section 409A.  DDR and Executive intend that the payments and benefits provided under this Agreement will either be exempt from the application of, or comply with, the requirements of Section 409A.  This Agreement is to be construed, administered, and governed in a manner that effects that intent and DDR will not take any action that is inconsistent with that intent.  Without limiting the foregoing, the payments and benefits provided under this Agreement may not be deferred, accelerated, extended, paid out, or modified in a manner that would result in the imposition of an additional tax under Section 409A upon Executive.

13.5  Termination of Employment to Constitute a Separation from Service.  The parties intend that the phrase “termination of employment” and words and phrases of similar import mean a “separation from service” with DDR within the meaning of Section 409A.  Executive and DDR will take all steps necessary (including taking into account this Section 13.5 when considering any further agreement regarding provision of services by Executive to DDR after the Termination Date) to ensure that (a) any termination of employment under this Agreement constitutes a “separation from service” within the meaning of Section 409A, and (b) the Termination Date is the date on which Executive experiences a “separation from service” within the meaning of Section 409A.

14.  Indemnification.  DDR will indemnify Executive, to the full extent permitted or authorized by the Ohio General Corporation Law as it may from time to time be amended, if Executive is made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that Executive is or was a director, officer, or employee of DDR and/or of any Subsidiary, or is or was serving at the request of DDR and/or of any Subsidiary as a director, trustee, officer, or employee of a corporation, partnership, joint venture, trust, or other enterprise.  The indemnification provided by this Section 14 will not be deemed exclusive of any other rights to which Executive may be entitled under the articles of incorporation or the regulations of DDR and/or of any Subsidiary, or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in Executive’s official capacity and as to action in another capacity while holding such office, and will continue as to Executive after Executive has ceased to be a director, trustee, officer, or employee and will inure to the benefit of Executive’s heirs, executors, and administrators.  In particular, Executive will continue to be entitled to the full benefit of the indemnification agreement dated as of the Effective Date, between Executive and DDR (the “Indemnification Agreement”) for so long as that Indemnification Agreement remains in effect according to its terms.  In the event of any conflict or inconsistency between the provisions of this Section 14 and the provisions of the Indemnification Agreement, the provisions of the Indemnification Agreement shall control.

15.  Certain Expenses.  This Section 15 will apply only to expenses that (a) are otherwise described in one or more of its subsections and (b) are incurred at any time from the Effective Date through the fifth anniversary of Executive’s death.

15.1  Reimbursement of Certain Expenses.  DDR will pay, as incurred, all expenses, including the reasonable fees of counsel engaged by Executive, of Executive in (a) prosecuting any action to compel DDR to comply with the terms of this Agreement upon receipt from Executive of an undertaking to repay DDR for such expenses if it is ultimately determined by a court of competent jurisdiction that Executive had no reasonable grounds for bringing such action or (b) defending any action brought by a party other than Executive or Executive’s personal representative to have this Agreement declared invalid or unenforceable.

15.2  Advancement of Certain Expenses.  Expenses (including the reasonable fees of counsel engaged by Executive) incurred by Executive in defending any action, suit, or proceeding commenced or threatened against Executive for any action or failure to act as an employee or officer of DDR and/or of any Subsidiary will be paid by DDR, as they are incurred, in advance of final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of Executive in which Executive agrees to reasonably cooperate with DDR and/or the Subsidiary, as the case may be, concerning the action, suit, or proceeding, and if the action, suit, or proceeding is commenced or threatened against Executive for any action or failure to act as an officer or employee, to repay the amount if it is ultimately determined that Executive is not entitled to be indemnified.  The obligation of DDR to advance expenses provided for in this Section 15.2 will not be deemed exclusive of any other rights to which Executive may be entitled under the articles of incorporation or the regulations of DDR or of any Subsidiary, or any agreement, vote of shareholders or disinterested directors, or otherwise.

16.  Survival of Obligations. Except as is otherwise expressly provided in this Agreement, the respective obligations of DDR and Executive under this Agreement will survive any termination of Executive’s employment under this Agreement.

17.  Notices.  Notices and all other communications provided for in this Agreement must be in writing and will be deemed to have been duly given upon receipt (or rejection) when delivered in person or by overnight delivery (to the CEO of DDR in the case of notices to DDR and to Executive in the case of notices to Executive) or mailed by United States registered mail, return receipt requested, postage prepaid, and addressed, if to DDR, to its principal place of business, attention: CEO, and, if to Executive, to Executive’s home address last shown on the records of DDR, or to such other address or addresses as either party may furnish to the other in accordance with this Section 17.

18.  Entire Agreement, Certain Prior Arrangements.  Except as otherwise set forth below in this Section 18, this Agreement supersedes in their entirety all prior employment and change in control agreements between the parties, if any, and all understandings between them, if any, with respect to the subject matter of this Agreement.  As provided in Section 14, Executive will continue to be entitled to the full benefit of the Indemnification Agreement for so long as it remains in effect according to its terms.

19.  Mandatory Arbitration Before a Change in Control.  Section 19.1 will apply if and only if either party notifies the other, in writing, that it is demanding resolution of a then-current controversy or claim by arbitration and the notice is provided by the notifying party to the other party before any Change in Control has occurred.  Nothing in this Section 19 will limit the right of DDR to seek and obtain injunctive relief in a court of equity for any breach or threatened breach by Executive of any of Executive’s covenants contained in Section 12 above.

19.1  Scope of Arbitration.  If this Section 19.1 applies, any controversy or claim arising out of or relating to this Agreement or any breach of this Agreement will be settled by binding arbitration to be held before three arbitrators and conducted in accordance with the Employment Arbitration Rules and Mediation Procedures of the American Arbitration Association in the

City of Cleveland, Ohio.  The decision of the arbitrators will be final and binding on both parties and judgment on any award rendered by the arbitrators may be entered in any court of competent jurisdiction.  Costs and expenses of any such arbitration will be borne by the parties as may be directed by the arbitrators taking into account the extent to which the positions taken by each of the parties are reasonable.  The arbitrators will have the power to issue mandatory orders and restraining orders in connection with any such arbitration.

19.2  Other Disputes.  If Section 19.1 does not apply to any claim or controversy between the parties, the parties may nevertheless, but need not, mutually agree to submit any controversy or claim to arbitration as though Section 19.1 did apply.  Failing any such mutual agreement, either party may bring proceedings against the other with respect to any claim or controversy in any court of competent jurisdiction that satisfies the venue requirements set forth in Section 20.8.  Nothing in this Section 19.2 imposes upon either party any obligation to discuss possible arbitration of any claim or controversy to which Section 19.1 does not apply before bringing any court proceedings with respect to that claim or controversy.

20.  Miscellaneous.

20.1  No Conflict.  Executive represents and warrants that Executive is not a party to any agreement, contract, or understanding, whether employment or otherwise, that would restrict or prohibit Executive from undertaking or performing employment in accordance with the terms and conditions of this Agreement.

20.2  Assistance.  During the term of this Agreement and thereafter, Executive will provide reasonable assistance to DDR in litigation and regulatory matters that relate to events that occurred during Executive’s period of employment with DDR and its predecessors, and will provide reasonable assistance to DDR with matters relating to its corporate history from the period of Executive’s employment with it or its predecessors.  Executive will be entitled to reimbursement of reasonable out-of-pocket travel or related costs and expenses relating to any such cooperation or assistance that occurs following the Termination Date.

20.3  Severability.  The provisions of this Agreement are severable and if any one or more provision is determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions and any partially unenforceable provision to the extent enforceable in any jurisdiction nevertheless will be binding and enforceable.

20.4  Benefit of Agreement.  The rights and obligations of DDR under this Agreement will inure to the benefit of, and will be binding on, DDR and its successors and assigns, and the rights and obligations (other than obligations to perform services) of Executive under this Agreement will inure to the benefit of, and will be binding upon, Executive and Executive’s heirs, personal representatives, and assigns.

20.5  No Waiver.  The failure of either party to enforce any provision or provisions of this Agreement will not in any way be construed as a waiver of any such provision or provisions as to any future violations thereof, nor prevent that party from later enforcing each and every other provision of this Agreement.  The rights granted the parties in this Agreement are cumulative and the waiver of any single remedy will not constitute a waiver of that party’s right to assert all other legal remedies available to it under the circumstances.

20.6  Modification.  This Agreement may not be modified or terminated orally.  No modification or termination will be valid unless in writing and signed by the party against which the modification or termination is sought to be enforced.

20.7  Merger or Transfer of Assets of DDR.  During the Contract Period while Executive is employed by DDR, DDR will not consolidate with or merge into any other corporation, or transfer all or substantially all of its assets to another corporation, unless such other corporation assumes this Agreement in a signed writing and delivers a copy thereof to Executive, which signed writing may consist of the merger or sale agreement, or similar document.  Upon any such assumption, the successor corporation will become obligated to perform the obligations of DDR under this Agreement, and the term “DDR,” as used in this Agreement, will be deemed to refer to that successor corporation, and the term “the Board” as used in this Agreement will be deemed to refer to the board of directors of that successor corporation.

20.8  Governing Law and Venue.  The provisions of this Agreement will be governed by and construed in accordance with the laws of the State of Ohio applicable to contracts made in and to be performed exclusively within that State, notwithstanding any conflict of law provision to the contrary.  Subject to the mandatory arbitration provisions of Section 19, the parties consent to venue and personal jurisdiction over them in the courts of the State of Ohio and federal courts sitting in Cleveland, Ohio, for purposes of construing and enforcing this Agreement.

20.9  Termination of Status as Director or Officer.  Notwithstanding anything in this Agreement to the contrary, unless otherwise agreed to by DDR and Executive prior to the Termination Date, Executive shall be deemed to have automatically resigned from all directorships and offices with DDR and its Subsidiaries, and their affiliates (including joint ventures), as of the Termination Date.

21.  Definitions.

21.1  Reserved.

21.2  Reserved.

21.3  Cause.  The term “Cause” has the meaning set forth in Section 6.2.

21.4  Change in Control.  The term “Change in Control” means the occurrence, during the Contract Period while Executive is employed by DDR, of any of the following:

(a)  consummation of a consolidation or merger in which DDR is not the surviving corporation, the sale of substantially all of the assets of DDR, or the liquidation or dissolution of DDR;

(b)  any person or other entity (other than DDR or a Subsidiary or any DDR employee benefit plan (including any trustee of any such plan acting in its capacity as trustee)) purchases any Shares (or securities convertible into Shares) pursuant to a tender or exchange offer without the prior consent of the Board, or becomes the beneficial owner of securities of DDR representing 30% or more of the voting power of DDR’s outstanding securities without the prior consent of the Board of Directors of DDR (the “Board”); or

(c)  during any two-year period, individuals who at the beginning of such period constitute the entire Board cease to constitute a majority of the Board; provided, that any person becoming a director of DDR during such two-year period whose election, or nomination for election by DDR’s shareholders, was approved by a vote of at least two-thirds of the directors who at the beginning of such period constituted the entire Board (either by a specific vote or by approval of DDR’s proxy statement in which such person is named as a nominee of DDR for director), but excluding for this purpose any person whose initial assumption of office as a director of DDR occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors of DDR or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, corporation, partnership, group, associate or other entity or person other than the Board, shall be, for purposes of this Section 21.4(c), considered as though such person was a member of the Board at the beginning of such period.

21.5  Committee.  The term “Committee” means Executive Compensation Committee of the Board or any other committee or subcommittee authorized by the Board to discharge the Board’s responsibilities relating to the compensation of DDR’s executives and directors.

21.6  Reserved.

21.7  Reserved.

21.8  Good Reason.  The term “Good Reason” has the meaning set forth in Section 6.3.

21.9  Internal Revenue Code.  The term “Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

21.10  Reserved.

21.11  Section.  References in this Agreement to one or more “Sections” are to sections of this Agreement, except for references to Section 409A, which are references to that section of the Internal Revenue Code.

21.12  Section 409A.  The term “Section 409A” means Section 409A of the Internal Revenue Code.  References in this Agreement to Section 409A are intended to include any proposed, temporary, or final regulations, or any other guidance, promulgated with respect to Section 409A by the U.S. Department of Treasury or the Internal Revenue Service.

21.13  Shares.  The term “Shares” means the Common Shares, par value $0.10 per share, of DDR.

21.14  Subsidiary.  The term “Subsidiary” means any corporation, partnership, or other entity a majority of the voting control of which is directly or indirectly owned or controlled by DDR.

21.15  Termination Date.  The term “Termination Date” means the date on which Executive’s employment with DDR and its Subsidiaries terminates.

21.16  Triggering Event.  A “Triggering Event” for the purpose of this Agreement will be deemed to have occurred if, during the Contract Period while Executive is employed by DDR:

(a)  Within two years after the date on which a Change in Control occurs, DDR terminates the employment of Executive, other than in the case of a termination for Cause, a termination by DDR pursuant to Section 6.1 following Executive’s disability, or a termination based on death;

(b)  Within two years after the date on which a Change in Control occurs, DDR reduces Executive’s title, responsibilities, power or authority in comparison with Executive’s title, responsibilities, power or authority at the time of the Change in Control and Executive thereafter terminates Executive’s employment with DDR within such two-year period;

(c)  Within two years after the date on which a Change in Control occurs, DDR assigns Executive duties which are inconsistent with the duties assigned to Executive on the date on which the Change in Control occurred and which duties DDR persists in assigning to Executive despite the prior written objection of Executive and Executive thereafter terminates Executive’s employment with DDR within such two-year period;

(d)  Within two years after the date on which a Change in Control occurs, DDR (i) reduces Executive’s base compensation, Executive’s incentive opportunity bonus percentages of salary, Executive’s health and dental insurance coverage and benefits (including any such benefits provided to Executive’s eligible dependents), Executive’s pension, retirement, or profit-sharing benefits or any benefits provided by any of DDR’s equity-based award plans, or any substitute therefor, unless in any case such reduction applies generally to all employees of DDR, (ii) establishes criteria and factors to be achieved for the payment of bonus compensation that are substantially different than the criteria and factors established for other similar executive officers of DDR, (iii) fails to pay Executive any bonus compensation to which Executive is entitled through the achievement of the criteria and factors established for the payment of such bonus, or (iv) excludes Executive from any plan, program, or arrangement in which the other executive officers of DDR are included, and Executive thereafter terminates Executive’s employment with DDR within such two-year period; or

(e)  Within two years after the date on which a Change in Control occurs, DDR requires Executive to be based at or generally work from any location more than fifty miles from the geographical center of Cleveland, Ohio and Executive thereafter terminates Executive’s employment with DDR within such two-year period.

21.17  Reserved.

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IN WITNESS WHEREOF, DDR and Executive have executed this Agreement, DDR by its duly authorized President and Chief Executive Officer, on the date first written above.

DDR CORP.

By:	/s/ David J. Oakes
Name: David J. Oakes
Title: President and Chief Executive Officer

/s/ Luke J. Petherbridge
Luke J. Petherbridge

EXHIBIT A

ANNUAL BONUS OPPORTUNITY

AS A PERCENTAGE OF YEAR-END BASE SALARY

Below Threshold	Threshold	Target	Maximum
0%	100%	200%	300%